Contact

www.linkedin.com/in/seanblack (LinkedIn)
www.seanblack.com (Personal)

Top Skills

Entrepreneurship
Start-ups
Business Strategy

Languages

French (Limited Working)

Sean Black

Co-Founder & CEO @ Knock.com
New York, New York, United States

Summary

Co-Founder at Knock.com, Transparent Ventures, SalesCrunch and Trulia.com

Experience

Knock.com

Co-Founder & CEO
September 2015 - Present (8 years 5 months)
Greater New York City Area

Knock is revolutionizing how we buy and sell our homes. The Knock Bridge Loan™ enables you to use the money “tied up” in your current home to purchase your next one, giving you the certainty and convenience of buying and moving into the home you want before selling or even listing the house you have. We work closely with your agent and mortgage provider to help you seamlessly transition into your dream home.

To quote Amy Feldman at Forbes:
"The deal that Knock offers homeowners is this: If you want to sell your home and buy a new one, it will set up a trade for you so that you can move into the new house before the old one goes up for sale. "

Knock's top-tier investors include Foundry Group, Greycroft, RRE, First American Financial, Corazon Capital, Correlation Ventures, Great Oaks Capital, Redpoint and FJ Labs.

Transparent Ventures

Investor
March 2013 - Present (10 years 11 months)
New York

This is the vehicle through which I invest my own money and time in tech companies that bring radical transparency, convenience, and savings to consumers. Investments include Knock, NerdWallet (NSDQ:NRDS), SeatGeek, Porch.com (NSDQ: PRCH), Paintzen (acquired by PPG), Zeel, Peach, and NFX. Advisory boards include Source3 (acquired by Facebook),

Breezy (acquired by LTG) and Funnel (fka Nestio). I was a mentor at Techstars (where I met my Knock technical co-founder) and 500 Startups for 3 years where I was a humble helper to a few dozen companies.

SalesCrunch (acquired by ClearSlide)
Founder & CEO
April 2010 - June 2013 (3 years 3 months)
New York & San Francisco

SalesCrunch (aka Crunched) was a sales analytics platform that provided companies with deep insights into their customers. Investors included Accel, First Round, Nextview and AOL Ventures.

Trulia
Founding Team, VP Revenue
December 2005 - April 2010 (4 years 5 months)
New York & San Francisco

I was part of Trulia's founding team and was responsible for overall business strategy focused on revenue growth, including building the sales and sales ops organization that grew to several hundred people. Trulia went public on the New York Stock Exchange in September 2012 (NYSE: TRLA) and was acquired by Zillow 2 years later for $3.5B. The Zillow Group is now the largest consumer real estate marketplace with over 200M monthly unique visitors.

The Corcoran Group
Vice President
May 2003 - December 2005 (2 years 8 months)

Learned the real estate industry under Barbara Corcoran in her pre-Shark Tank days on the front lines of New York City's largest real estate company as "homework" for Trulia.

Circles North America
Consultant/ Project Manager
August 2002 - January 2003 (6 months)
Boston, MA

Worked with the Co-founder & CEO to evaluate European market opportunities for Circles' leading customer and employee loyalty solutions. The CEO was the first investor and a board member at SalesCrunch and now I was an investor in her company Peach.

Everymile.com
Founder & CEO

1999 - 2002 (3 years)
Greater Boston Area

One of the first online consumer automotive insurance marketplaces. Failed miserably!

Europro International
Founder & President
1994 - 1999 (5 years)

Founded import/export distributor of nutrition supplements between U.S. and Europe. Bootstrapped sales from $0 to $3.5M and expanded distribution to 180 outlets in 9 European countries with offices in Paris, Brussels and Rome with no outside financing. Successfully sold the company to European partner in 1999.

The Vatican
Director, International Development
1995 - 1997 (2 years)

Managed investment portfolios and developed new business and investment opportunities for the Franciscans from their Vatican headquarters.

Education

Babson F.W. Olin Graduate School of Business
MBA, Entrepreneurship · (1999 - 2000)

Penn State University
BS, International Business Management · (1992 - 1996)